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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2003

                           -------------------------

                         PSi TECHNOLOGIES HOLDINGS, INC.
             (Exact name of Registrant as specified in its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's name into English)

                           -------------------------

                               Electronics Avenue
                             FTI Industrial Complex
                     Taguig, Metro Manila 1604, Philippines
              (Address of Registrant's principal executive offices)

                           -------------------------

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   x      Form 40-F_______
                                   -------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes_______         No    x
                                                -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______


================================================================================

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date:  November 10, 2003

                                     PSi TECHNOLOGIES HOLDINGS, INC.



                                     By: /s/ Arthur J. Young, Jr.
                                        ----------------------------------------
                                         Arthur J. Young, Jr.
                                         President and Chief Executive Officer

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                         PSi TECHNOLOGIES HOLDINGS, INC.

                                  SEC FORM 6-K
                                  November 2003

                                TABLE OF CONTENTS

Description                                                                 Page
Press Release, dated November 3, 2003
PSi Technologies Reports Third Quarter 2003 Results ......................     3

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[COMPANY LOGO]


               PSi TECHNOLOGIES REPORTS THIRD QUARTER 2003 RESULTS

South San Francisco, CA & Manila, Philippines - November 3, 2003 - PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the third quarter ended September 30, 2003:

Highlights for the quarter

-> Revenue of $17.5 million, a decrease of (21)% on a quarter-over-quarter basis.
-> Gross margin of 3.8%, an increase of 32 basis points on a quarter-over-
   quarter basis.
-> EBITDA margin of 13.3%, an increase of 300 basis points versus 10.2% in last quarter.
-> Asset Impairment Charge of $12.1 million.
-> EPS of $(0.85) per share, inclusive of a $(0.74) per share asset impairment charge.

Third Quarter Financial Results
Revenues for the third quarter of 2003 totaled $17.5 million, a (21)% sequential decline compared to $22.2 million in the previous quarter, and a (10)% decrease compared to $19.4 million in revenues for the third quarter of 2002. Revenues from the top 5 customers of the Company were $14.3 million, a (21)% decline compared to $18.2 million in the previous quarter, and a (9)% decline compared to $15.7 million in the third quarter of 2002.

"In the quarter, the Company decided to adjust its package and technology portfolio away from the low dropout (LDO) voltage regulator market, which has experienced significant and continuing price erosion. Most of the decline in revenue was attributable to this decision," said Arthur J. Young, Jr. Chairman and CEO. "Likewise, the buildup in consumer electronics inventory led to softness in loadings from certain customers exposed to those markets."

Power semiconductor packages comprised 94.3% of total third quarter revenue, or $16.5 million, a (21)% sequential decline in sales versus $20.9 million in the previous quarter, and a (8)% decline compared to $17.9 million in revenues for the third quarter of 2002. Overall unit volumes decreased (22)% sequentially and were lower by 1% year-over-year.

According to Young, "The 1% sequential increase in average selling prices (ASPs) was attributable in part to targeted investments made during the first and second quarters, that allowed the Company to build-up capability and competence in selected higher margin packages."

The Company's largest customers for the third quarter (in alphabetical order) were Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, and Philips. Products packaged for those customers are used in a variety of end user applications, with particular focus on

PSi Technologies Reports Third Quarter 2003 Results
Page 2 of 7

automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

Gross profit margin increased to 3.8%, from 3.5% in the previous quarter. It was 4.9% in the same period last year. Gross profit was $665,510 in the third quarter, compared to $773,180 in the previous quarter, and $951,558 for the third quarter of 2002.

Operating loss for the third quarter improved to $(1.5) million, compared to $(1.6) million in the previous quarter, driven by the (10)% reduction in operating expenses. Operating loss margin was (8.5)%.

EBITDA margin was 13.3% for the quarter, compared to 10.2% in the second quarter, and 11.2% in the same period last year.

"The higher EBITDA margin was a result of our decision to exit the low dropout voltage regulator market and the continued reduction in the Company's cost base. Realigning the organization and increasing productivity, adjusting our operations schedule with our production plan to reduce utilities costs and other associated expenses, and improving manufacturing efficiency were key initiatives undertaken to lower cost, and lowered our cost of sales by 4 percentage points or more than $700,000," said Young.

Third quarter net loss was $(14.0) million or $(0.85) per diluted share, inclusive of a $12.1 million asset impairment charge, compared to $(1.9) million, or $(0.11) per diluted share in the previous quarter, and $(1.4) million or $(0.09) per diluted share in the third quarter of 2002.

"The third quarter was a critical period for the Company as we restructured our package portfolio, directly resulting in an asset impairment charge that realigned the Company's asset base with business expectations," said Young.

Balance Sheet Highlights
Cash and cash equivalents totaled $2.1 million on September 30, 2003, versus $1.0 million in the previous quarter.

Current Ratio excluding Accounts Payable CAPEX improved to 0.98 in the third quarter, from 0.83 in the second quarter, due to the issuance of the $4 million 5-year senior subordinated exchangeable note to our majority shareholder Merrill Lynch Global Emerging Markets Partners (MLGEMP), and reclassification of $5.1 million in bank credit facilities to long-term liabilities.

Accounts payable CAPEX went down from $6.9 million in June 30, 2003 to $4.4 million at the end of September. We anticipate a further reduction in the Company's Accounts Payable CAPEX, to $3 million by the end of the year. Our total CAPEX in 2003 is expected to be at $9 million.

"In accordance with the terms of the subordinated exchangeable note issued to MLGEMP in the third quarter, the Exchange Price at which the Note is exchangeable into shares of common stock has been lowered to $1.29 per share, from an Exchange Price of $1.47 at issuance," according to Oribello. The Company's third quarter EBITDA of $2.3 million was lower than the third quarter Exchangeable Note EBITDA target of $3.89 million. In the event the Company reports a fourth quarter EBITDA figure of less than $3.92 million, the Exchange Price will be lowered to $1.15.

                                     -more-

PSi Technologies Reports Third Quarter 2003 Results
Page 3 of 7

Tangible book value was $4.20 per share on September 30, 2003, with outstanding shares of 13,289,525 shares, or $3.40 per share on 16,390,300 shares assuming the exchange of the subordinated exchangeable note at an Exchange Price of $1.29 per share.

Business Outlook
Commenting on the Company's business outlook and going forward strategies, Young said, "Forecasts from our customers through early 2004 show increasing loadings, underpinned by strengthening demand and ongoing inventory replenishment in our automotive, PC and wireless business. We are hopeful that this will result in a 5 to 10% sequential increase in fourth quarter revenues."

Conference Call and Webcast
Company management will hold a conference call on its third quarter 2003 operating results on Monday, November 3, 2003, at 5:00 p.m. Eastern/2:00 p.m. Pacific. Interested parties should call 888-243-0818 (for domestic callers) or 703-925-2402 (for international callers) at least 5 minutes before start time, and ask the operator for the PSi conference call. A live webcast will also be available through the Investor Relations section of the Company's website at www.psitechnologies.com under `Quarterly Webcasts,' or at www.companyboardroom.com.

A replay of the conference call will be available at 888-266-2086 (for domestic callers) and 703-925-2435 (for international callers) through November 10, 2003; the access code is 302928. The webcast replay will be available for 90 days.

About PSi Technologies
PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company's web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:         At FRB  Weber Shandwick
Edison G. Yap, CFA                          Jocelyn Hunter (general info)
(63 917) 894 1335                           (415) 248 3433
egyap@psitechnologies.com.ph                jhunter@webershandwick.com

Safe Harbor Statement
This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and

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PSi Technologies Reports Third Quarter 2003 Results
Page 4 of 7

social unrest. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

                            -Financial Tables Follow-

PSi Technologies Reports Third Quarter 2003 Results page 5 of 7

                         PSi Technologies Holdings, Inc.
                           Unaudited Income Statement

                                              (in US Dollars)                     (in US Dollars)
                                             For 3 months ended                  For 9 Months ended
                                        30-Sep-03         30-Jun-03         30-Sep-03         30-Sep-02
Sales                               $  17,501,217.84   $ 22,186,139.51   $ 59,833,954.86   $ 54,370,232.40
Cost of Sales                          16,835,707.46     21,412,959.92   $ 58,372,103.32   $ 52,767,783.72
                                    ----------------   ---------------   ---------------   ---------------
Gross Profit                              665,510.38        773,179.59      1,461,851.54      1,602,448.68
                                    ----------------   ---------------   ---------------   ---------------

Operating Expense
  Research and Development                334,521.58        438,813.13   $  1,206,024.91   $  1,089,571.39
  Stock compensation cost                  59,988.21         59,988.21   $    179,964.63   $    179,964.63
  Administrative Expenses               1,583,821.37      1,677,242.21   $  4,917,486.80   $  4,462,536.68
  Marketing Expenses                      173,926.97        212,002.53   $    598,578.94   $    851,824.80
                                    ----------------   ---------------   ---------------   ---------------
    Subtotal                            2,152,258.13      2,388,046.08      6,902,055.27      6,583,897.50
                                    ----------------   ---------------   ---------------   ---------------

Operating Profit/(Loss)                (1,486,747.75)    (1,614,866.49)    (5,440,203.73)    (4,981,448.82)
Other Income / (Charges)                 (439,520.75)      (266,012.26)  $   (909,632.47)  $   (414,075.19)
Impairment Charge                     (12,063,826.26)                    $(12,063,826.26)  $             -
Income before Tax                     (13,990,094.76)    (1,880,878.75)   (18,413,662.46)    (4,870,762.86)
Minority Interest                          (8,482.87)          (428.59)  $     (9,026.98)  $     (4,105.16)
                                    ----------------   ---------------   ---------------   ---------------
Net Income                            (13,998,577.63)    (1,881,307.34)   (18,422,689.44)    (4,874,868.02)
                                    ================   ===============   ===============   ===============
Net Income bef Impairment              (1,934,751.37)    (1,881,307.34)    (6,358,863.18)    (5,399,629.17)

EBITDA                                  2,335,778.78      2,261,659.88   $  6,150,838.59   $  4,846,487.30

No. of Shares Outstanding                 16,390,300        16,390,300        16,390,300        16,390,300

EPS                                            (0.85)            (0.11)            (1.12)            (0.30)

PSi Technologies Reports Third Quarter 2003 Results
Page 6 of 7

                         PSi Technologies Holdings, Inc.
                      Unaudited Consolidated Balance Sheet
                                 (In US Dollars)

ASSETS                                                     30-Sep-03         31-Dec-02
    Cash & Cash Equivalents                                   2,088,559         1,905,847
    Accounts Receivable                                      10,156,786        13,974,443
    Inventories                                               5,726,707         8,471,056
    Prepaid Expenses & Tax Credits                            2,555,439         2,232,985
                                                           ------------      ------------
  Total Current Assets                                       20,527,491        26,584,331
                                                           ------------      ------------
    Property Plant & Equipment                              131,664,808       138,236,943

    Accumulated Depreciation                                 61,046,038        53,479,962
                                                           ------------      ------------
  Property Plant & Equipment - Net                           70,618,770        84,756,981
                                                           ------------      ------------
  Investment & Advances                                         141,983           240,964
  Other Assets                                                1,477,298         1,463,479
                                                           ------------      ------------
TOTAL ASSETS                                                 92,765,542       113,045,755
                                                           ============      ============

LIABILITIES & STOCKHOLDER'S EQUITY
     Accounts Payable and Other  Expenses                    14,671,933        15,600,831
     Accounts Payable CAPEX                                   4,491,197        10,806,346
     Bank Loans                                               2,600,000         6,500,000
     Trust Receipts                                           3,738,137         3,668,734
     Current Portion of Long-term Debt                        2,572,397         2,572,397
     Current Portion of Obligation under Capital Lease           60,535           135,701
                                                           ------------      ------------
  Total Current Liabilities                                  28,134,200        39,284,008
                                                           ------------      ------------
Long-term liability (net of current)                          9,100,000                 -
Obligation Under Capital Leases (net of current)                119,229           115,935
                                                           ------------      ------------
TOTAL LIABILITIES                                            37,353,428        39,399,943
                                                           ============      ============
Minority Interest                                               177,680           168,653
Equity
    Common Stock                                                590,818           590,818
    Additional Paid-in-Capital                               68,264,736        68,084,772
                                                           ------------      ------------
  Subtotal Equity                                            68,855,554        68,675,590
                                                           ------------      ------------
Retained Earnings / (Deficit)
    Year to Date Profit & Loss                              (18,422,689)       (6,918,083)
    Previous Years' Retained Earnings                         4,801,568        11,719,652
    Other Comprehensive Income
                                                           ------------      ------------
  Subtotal Retained Earnings                                (13,621,121)        4,801,569
                                                           ------------      ------------
TOTAL EQUITY                                                 55,234,433        73,477,158
                                                           ============      ============
TOTAL LIABILITIES & S'HOLDERS' EQUITY                        92,765,542       113,045,755
                                                           ============      ============

PSi Technologies Reports Third Quarter 2003 Results
Page 7 of 7

                         PSi Technologies Holdings, Inc.
                 Unaudited Consolidated Statement of Cash Flows
                                 (In US Dollars)

                                                                                For the 9
                                                                              Months ended
                                                                                30-Sep-03

CASH  FLOWS FROM OPERATING ACTIVITIES
  Net Income                                                                  (18,382,980)
  Adjustments to reconcile net income to net cash
     provided by operating activities:
                     Minority interest                                              9,027
                     Equity in net loss (gain) of an investee 2002                      -
                     Stock compensation cost                                      179,965
                     Depreciation and amortization                             11,832,006
                     Loss on Asset Impairment                                  12,063,826
                     Provision for (benefit from) deferred income tax                   -
                     Equity in net loss (gain) of an investee                           -
      Change in assets and liabilities:
          Decrease (increase) in:                                                       -
              Accounts  receivables                                             3,817,657
              Inventories                                                       1,341,229
              Other Current Assets and tax credit receivable                     (322,454)
          Increase (decrease) in:                                                       -
               Accounts payable and other expenses                               (567,589)
                                                                        -----------------
Net cash provided by operating activities                                       9,970,687
                                                                        -----------------

CASH  FLOWS FROM INVESTING ACTIVITIES

  Additions to property and equipment                                         (14,669,649)
  Decrease (increase) in investments and advances                                  98,981
  Decrease (increase) in other assets                                            (414,838)
                                                                        -----------------
  Net cash used in investing activities                                       (14,985,506)
                                                                        -----------------

CASH  FLOWS FROM FINANCING ACTIVITIES
  Net availment/(payments) of short-term loans                                 (3,900,000)
  Trust receipts and acceptances payable                                           69,403
  Net availment/(payments) of stock issuance cost                                       -
  Net availment/(payments) of long term loan                                    9,100,000
  Net availment/(payments) of obligation under capital leases                     (71,872)
                                                                        -----------------

Net cash provided by (used in) financing activities                             5,197,531
                                                                        -----------------

NET INCREASE (DECREASE) IN CASH AND CASH  EQUIVALENTS                             182,713

CASH AND CASH  EQUIVALENTS AT BEGINNING OF THE PERIOD                           1,905,847
                                                                        -----------------
CASH  AND CASH EQUIVALENTS AT END OF PERIOD                                     2,088,559
                                                                        =================

-----------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION ON NONCASH FINANCING & INVESTING ACTIVITIES
                   Property and equipment acquired (paid)
                        on account under accounts payable                      (6,315,148)
-----------------------------------------------------------------------------------------

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